April 21, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re: Banner Corporation

Application for Withdrawal on Form RW

for Registration Statement on Form S-1 (Registration No. 333-208468)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Banner Corporation (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-208468), together with all exhibits and amendments thereto (collectively, the “Registration Statement”), filed with the Commission on December 11, 2015.

The Company requests withdrawal of the Registration Statement because it is now eligible to register its securities on Form S-3 under the Securities Act. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. Furthermore, the Registration Statement was not declared effective by the Commission.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof and requests that a written order granting the withdrawal of the Registration Statement, including all exhibits and amendments thereto, be issued by the Commission as soon as reasonably possible. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Please forward a copy of the order consenting to the withdrawal to the undersigned via mail at Banner Corporation, 10 South First Avenue, Walla Walla, WA, 99362, with a copy to Pamela L. Marcogliese via facsimile at (212) 225-3999.

If you require additional information, please do not hesitate to contact the undersigned at (509) 527-3636 or Pamela L. Marcogliese at (212) 225-2556.

Very truly yours,

/s/ Lloyd W. Baker
Lloyd W. Baker
Executive Vice President and Chief Financial Officer
Banner Corporation

cc:	Era Anagnosti

Alexandra M. Ledbetter

Securities and Exchange Commission

Pamela L. Marcogliese

Cleary Gottlieb Steen & Hamilton LLP

Paul D. Tropp

Freshfields Bruckhaus Deringer US LLP